March 4, 2014

VIA EDGAR AND OVERNIGHT MAIL

Barbara Jacobs, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Rubicon Project, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 14, 2014

File No. 333-193739

Dear Ms. Jacobs:

On behalf of The Rubicon Project, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated February 28, 2014 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed on February 14, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission via EDGAR.

General

1.	Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Answer: The Company has updated Amendment No. 2 to include the financial statements and related financial information necessary to comply with Rule 3-12 of Regulation S-X.

Prospectus Summary Overview, page 1

2.	Based on your response to prior comment 7, it appears that you should revise your statement to reflect your competitive position in the digital advertising industry rather than stating more broadly that you are “a global technology leader.”

Answer: The Company has revised the disclosure on pages 1, 63 and 92 of Amendment No. 2 in response to the Staff’s comment.

Risk Factors

We have identified certain material weaknesses in our internal control over financial reporting…, page 40

3.	We note your revised disclosure in response to prior comment 10 that you “have incurred significant costs and expect to incur additional significant costs to remediate these weaknesses.” Please tell us what consideration you have given to providing quantitative disclosure regarding these costs to the extent material.

Answer: The Company has revised its disclosure on page 41 of Amendment No. 2 to provide an estimate of the costs related to the Company’s material weakness remediation efforts and internal control costs for the year-ended 2013, and the Company’s projected costs for the year-ended 2014. We respectfully advise the Staff that the resources associated with remediating the Company’s material weaknesses also support the operations, scale and growth of the Company’s business. As a consequence, we cannot precisely quantify the costs related to the Company’s material weakness remediation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 76

4.	We note your response to prior comment 19. Please revise your disclosures to explain how the timing of cash receipts from buyers and the timing of payments to sellers impacts your operating cash flows for each period presented. As an example, please consider revising to disclose the day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Answer: The Company has revised the disclosure on page 78 of Amendment No. 2 in response to the Staff’s comment to specify its collection and payment cycle. As previously disclosed on page 78 of the Amendment No. 2, the timing of cash receipts and payments can significantly impact cash provided by operations for any period.

Business, page 91

5.	We note your response to prior comment 22 that the company “could move to new data center facilities without significant disruption to it business.” Given your disclosure on page 32 that you “depend on the continuing and uninterrupted performance of [y]our IT systems” please explain why you believe that the agreements with your most significant third-party commercial data centers are not material to the company and should not be described in the prospectus. As part of your response, tell us what consideration you have given to discussing the number of data centers you use, the size of those facilities, and the termination dates of the agreements with those centers.

Answer: In response to the Staff’s comment, the Company gave consideration to discussing the number and size of its data center capacity and the termination dates of the agreements with those centers. The Company has revised its disclosure on page 108 of Amendment No. 2 to include a more detailed discussion of its arrangements with respect to the Company’s third-party commercial data centers. The Company does not believe that a discussion of the size of its data center facilities would be meaningful to investors because it is typically measured by cabinets rather than square feet. As disclosed on page 108 of Amendment No. 2, the Company believes that it can change its data center arrangements or obtain additional data center capacity on commercially reasonable terms within a relatively short time period.

Certain Relationships and Related Transactions, page 130

6.	In response to prior comment 25, you state that a description of the voting agreement is not material because it will terminate upon the consummation of the offering. It appears that the voting agreement could be material given that the directors who are parties to the agreement will continue to serve on the board until their respective terms expire between 2015 and 2017. Please provide a detailed analysis as to why you believe that this disclosure is not required by Item 404(a) and Instruction 1 to Item 404 of Regulation S-K, which requires the disclosure of related party transactions in which the company was engaged since 2011. Please also provide an analysis as to why you believe that the voting agreement does not need to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K given that some of your directors are parties to this agreement.

Answer: The Company has revised its disclosure on pages 133 and 134 of Amendment No. 2 in response to the Staff’s comment and has filed the voting agreement as an exhibit to the Registration Statement.

7.	Please confirm that you have included all the disclosure required under Item 404 of Regulation S-K. In this regard, we note that you do not discuss in this section the related party transactions with your principal shareholders that you reference on page F-41.

Answer: The Company confirms that the disclosure under the heading “Related Party Transactions” includes all the information required under Item 404 of Regulation S-K. The Company notes that all the relationships described on page F-41 are disclosed under the heading “Related Party Transactions.” The disclosure on page F-41 aggregates the transactions disclosed in the second and third paragraphs under the heading “-Transactions with News Corporation and its Affiliates” on page 133 of Amendment No. 2. The lease described in the second paragraph of note 17 to the consolidated financial statements is included as the fourth paragraph under the heading “-Transactions with News Corporation and its Affiliates.”

Exhibits

8.	In response to prior comment 31, you note that the engagement letter with an investment bank discussed on page F-40 of the prospectus is not material to the company because “it only creates obligations in the context of an acquisition, and those obligations are not material to the Company in the event of an acquisition.” Based on the description of the agreement, it appears that the agreement also provides for strategic and consulting services to the company and that this agreement does not appear to have been made in the ordinary course of business. Please explain why you believe that this agreement is not required to be filed under Item 601(b)(10)(i) of Regulation S-K.

Answer: The Company respectfully submits that it believes that entering into engagement letters with financial advisors is in the ordinary course of business. This engagement letter was entered into over four years ago, in December 2009. The engagement letter does not obligate the Company to enter into any transaction outside the ordinary course of business, and the Company does not have any current intention to engage in a change of control transaction.

Because the Company views this agreement as being in the ordinary course of its business, it would have to fall into one of the categories set forth in Item 601(b)(10)(ii) of Regulation S-K in order to be required to be filed. The Company respectfully submits that the engagement letter does not fall into any of the categories described in Item 601(b)(10)(ii)(A), (C) or (D). Furthermore, the Company’s business is not substantially dependent on the engagement letter, so it is not required to be filed under Item 601(b)(10)(ii)(B). Finally, the Company continues to believe that the engagement letter is not material to its business, and is therefore not required to be filed under Item 601(b)(10).

Please do not hesitate to call me at (415) 393-8322 if you have any questions.

Sincerely,

/s/ Stewart L. McDowell Stewart L. McDowell

cc:	Todd Tappin, The Rubicon Project, Inc.

Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Irving, PricewaterhouseCoopers, LLP

Bradford Weirick, Gibson, Dunn & Crutcher LLP

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